July 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Kristina Marrone, Benjamin Holt, and Jeffrey Gabor

Re:	A Paradise Acquisition Corp. (“Company”)
Registration Statement on Form S-1
File No. 333-287505

Dear Mr. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on July 29, 2025, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director, Head of CCM